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                                                                    EXHIBIT 99.1

                     FOR IMMEDIATE RELEASE - AUGUST 7, 1998

                 CITY HOLDING COMPANY AND HORIZON BANCORP, INC.
                      ANNOUNCE DEFINITIVE MERGER AGREEMENT
                  COMBINED COMPANY TO RANK #3 IN WEST VIRGINIA

Charleston, West Virginia - City Holding Company (NASDAQ "CHCO") ("City Holding") and Horizon Bancorp, Inc. (NASDAQ "HZWV") ("Horizon") jointly announced today that they have signed a definitive agreement to merge. The combined company will rank #3 in deposit market share in the State of West Virginia and will have total assets in excess of $2.5 billion and rank among the Top 100 banks in the country in terms of market capitalization.

The merger entails an exchange of $45.00 in City Holding company stock, subject to adjustment, for each share of Horizon common stock, or approximately $413 million in aggregate value for Horizon's shareholders. If, based on trading prices near the closing of the transaction, the value of City Holding Stock is between $40.50 and $44.50, Horizon shareholders will receive $45.00 in City Holding common stock. If the value of City Holding stock is less than $40.50, Horizon stockholders will receive 1.111 shares of City Holding common stock and if the value is greater than $44.50, Horizon shareholders will receive 1.011 shares of City Holding stock. The transaction is intended to be tax-free to the shareholders of Horizon and will be accounted for as a pooling of interests. Based on the $45.00 value, the transaction is priced at 358% of Horizon's June 30, 1998 book value and 29 times its trailing twelve months earnings.

Upon the completion of the merger, Horizon's five bank subsidiaries will be merged into City Holding's commercial banking subsidiary, City National Bank. Philip L. McLaughlin, Horizon's current President and Chief Operating Officer, will be named Chairman of the Board of Directors of City Holding. Samuel M. Bowling, Chairman of the Board of City Holding Company will serve as Vice Chairman. Bernard McGinnis, Executive Vice President and Director of Horizon, will also serve as Vice Chairman. Frank S. Harkins, Chairman of the Board and Chief Executive Officer of Horizon, has chosen to retire upon the date of merger, but will remain as a consultant and director. The City Holding Company Board of Directors will include 12 members to be designated by each of City Holding and Horizon Bancorp Boards. Steven J. Day, President and Chief Executive Officer of City Holding and City National Bank, will continue to those roles for the combined entity.

"For us, Horizon is the ideal strategic partner," noted Mr. Day. "They have earned a strong reputation of customer service in more than 90 years in serving West Virginians, and this is a tradition we look forward to continuing. Combining our companies enables us to be more competitive with our services and further add value to our communities."

"We are quite pleased to have found in City Holding a partner whose innovation and investment in technology will further benefit our customers," said Mr. Harkins. "Most
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importantly, these new products and services will be delivered to our customers through the Horizon bankers that they've come to know and trust. Finally, our shareholders will benefit from City Holding's exciting growth into a diversified financial services company."

City Holding expects to realize cost savings by reducing the operating expenses of the combined company through back-office and branch network consolidation. City Holding management expects the transaction to close during the first quarter of 1999 and to begin adding to its earnings per share during 2000.